                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)

                             BUSINESS RESOURCE GROUP
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  12329K 10 4

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ROD HOWARD
                         BROBECK PHLEGER & HARRISON LLP
                              TWO EMBARCADERO PLACE
                                 2200 GENG ROAD
                           PALO ALTO, CALIFORNIA 94303
                                 (650) 812-2596
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. |X|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         --------------------------------------------------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  12329K  10  4
--------------------------------------------------------------------------------

     1. Names of Reporting Persons-- I.R.S. Identification Nos. of above persons (entities only)--


          Jack W. Peth
--------- ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  N/A..............................................................

          (b)  N/A..............................................................
--------- ----------------------------------------------------------------------

     3.   SEC Use Only .........................................................
--------- ----------------------------------------------------------------------

     4.   Source of Funds (See Instructions) OO
--------- ----------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) ............................. ...........................
--------- ----------------------------------------------------------------------

     6.   Citizenship or Place of Organization - UNITED STATES
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
Number of               7.     Sole Voting Power:  442,250
Shares Beneficially     --------------------------------------------------------
Owned by                8.     Shared Voting Power:  -0-
Each Reporting          --------------------------------------------------------
Person With             9.     Sole Dispositive Power:  442,250
                        --------------------------------------------------------
                        10.    Shared Dispositive Power:  -0-
                        --------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person. 442,250
--------- ----------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)...............
--------- ----------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11). 7.7%
--------- ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) - IN
          ......................................................................
          ......................................................................

CUSIP No.  12329K  10  4
--------------------------------------------------------------------------------

     1. Names of Reporting Persons-- I.R.S. Identification Nos. of above persons (entities only)--

          Brian D. McNay
--------- ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  N/A..............................................................

          (b)  N/A..............................................................
--------- ----------------------------------------------------------------------

     3.   SEC Use Only..........................................................
--------- ----------------------------------------------------------------------

     4.   Source of Funds (See Instructions) OO
--------- ----------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) ...............
--------- ----------------------------------------------------------------------

     6.   Citizenship or Place of Organization - UNITED STATES
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------

Number of                  7.     Sole Voting Power:  633,390
Shares Beneficially        -----------------------------------------------------
Owned by                   8.     Shared Voting Power:  -0-
Each Reporting             -----------------------------------------------------
Person With                9.     Sole Dispositive Power   :  633,390
                           -----------------------------------------------------
                           10.    Shared Dispositive Power:  -0-
                           -----------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person. 633,390
--------- ----------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)...............
--------- ----------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11). 11.9%
--------- ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) - IN
          ......................................................................
          ......................................................................

CUSIP No.  12329K  10  4
--------------------------------------------------------------------------------

     1. Names of Reporting Persons-- I.R.S. Identification Nos. of above persons (entities only)--


          Jeffrey Tuttle
--------- ----------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  N/A..............................................................

          (b)  N/A..............................................................
--------- ----------------------------------------------------------------------

     3.   SEC Use Only .........................................................
--------- ----------------------------------------------------------------------

     4.   Source of Funds (See Instructions) OO
--------- ----------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) ............................. ...........................
--------- ----------------------------------------------------------------------

     6.   Citizenship or Place of Organization - UNITED STATES
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
Number of               7.     Sole Voting Power:  960,000
Shares Beneficially     --------------------------------------------------------
Owned by                8.     Shared Voting Power:  -0-
Each Reporting          --------------------------------------------------------
Person With             9.     Sole Dispositive Power:  960,000
                        --------------------------------------------------------
                        10.    Shared Dispositive Power:  -0-
                        --------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person. 960,000
--------- ----------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)...............
--------- ----------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11). 18.1%
--------- ----------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions) - IN
          ......................................................................
          ......................................................................

ITEM 1...SECURITY AND ISSUER.

                           This statement on Schedule 13D (the "Schedule 13D")
                  relates to the common stock, par value $.01 per share of Business Resource Group (the "Issuer"), a California corporation (the "Issuer Common Stock"). The principal executive offices of the Issuer are located at 2150 North First Street, Suite 101, San Jose, CA 95131.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Jack W. Peth, (2) Brian D. McNay, and (3) Jeffrey Tuttle.

                  (b) The address of each of the Reporting Persons is c/o Business Resource Group, 2150 N. First Street, Suite 101, San Jose, CA 95131.

                  (c)      Name,                                                Business Address
                           Principal Occupation or Employment

                           Jack W. Peth                                2150 N. First Street, Suite 101
                           President and Chief Executive Officer       San Jose, CA 95131

                           Brian D. McNay                              2150 N. First Street, Suite 101
                           Executive Vice President, Sales             San Jose, CA 95131

                           Jeffrey Tuttle                              2150 N. First Street, Suite 101
                           Executive Vice President, Marketing         San Jose, CA 95131

                   (d)-(e) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, none of the Reporting Persons is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of
                   Schedule 13D.

                  (f) Each of the Reporting Persons is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Each of the Reporting Persons has previously reported his individual ownership of five percent of the common stock of Issuer on a Schedule 13G. This Schedule 13D is being filed in accordance with Rule 13d-1(e)(1) because each of the Reporting Persons now holds the securities with a purpose or effect of changing or influencing control of the Issuer and has become a participant in a tender offer and merger as described in Item 4(a)-(b) below. No purchases of Issuer common stock are being reported on this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.



                  (a)-(b) The Reporting Persons have entered into agreements which are part of a package of agreements described below. This package of agreements is intended to enable BR Holdings LLC ("BR Holdings"), through BRG Acquisition Corporation ("BAC"), a Delaware corporation and a wholly owned subsidiary of BR Holdings, to acquire all the outstanding stock of the Issuer and effect the merger of BAC with the Issuer.

                           On July 7, 2000, the Issuer and BAC entered into a
                  Plan and Agreement of Merger (the "Merger Agreement"), between the Issuer and BAC. Pursuant to the Merger Agreement, and subject to the conditions set forth therein, BAC will make a tender offer to purchase all outstanding shares of common stock of the Issuer (the "Tender Offer"). The Tender Offer will be conditioned on at least 51% of the outstanding shares not owned by BAC and its affiliates immediately before the Tender Offer expires being properly tendered and not withdrawn. If BAC purchases the tendered shares, BAC and BR Holdings will take all steps in their power (including voting their shares) to cause BAC to be merged with the Issuer (the "Merger") in a transaction in which BR Holdings (which through an intermediate wholly owned holding corporation is the sole stockholder of BAC) will become the owner of all the stock of the corporation which results from the Merger, and the other shareholders of the Issuer will receive the same amount of cash per share as is paid for shares tendered in response to the Tender Offer (unless shareholders have rights to demand appraisal of their shares and particular shareholders exercise those rights). If less than 51% of the outstanding shares that neither BAC nor BR Holdings owns immediately before the Tender Offer expires are properly tendered and not withdrawn, (i) BAC may not purchase the shares which are tendered unless the Issuer consents to its doing so, and (ii) if BAC does not purchase the tendered shares, the Merger will not take place.

                           The affirmative vote of holders of a majority of the
                  outstanding shares (including any shares owned by BAC and its affiliates) may be required to approve the Merger. BAC already has the right to acquire certain of the Reporting Persons' shares of Issuer Common Stock covered by this Schedule 13D and the Merger will not be presented to the stockholders unless BAC has acquired through the Tender Offer at least 51% of the remaining shares of Issuer Common Stock. Therefore, if the Merger is presented to the stockholders for approval, BAC and its affiliates will be able to cause the Merger to be approved, even if no other shareholders vote for it. If BAC acquires at least 90% of the outstanding shares, shareholder approval will not be required.

                           The foregoing summary of the Merger Agreement is
                  qualified in its entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

                           As a condition and inducement to BAC's Tender Offer
                  and willingness to enter into the Merger Agreement, Mr. McNay and Mr. Tuttle have entered into Share Exchange Agreements dated as of July 7, 2000 with BR Holdings whereby they will exchange shares of Issuer Common Stock for interests in BR Holdings. The Issuer common stock and options exchanged for interests in BR Holdings will be returned to Mr. McNay and Mr. Tuttle if BAC does not make a tender offer for Issuer Common Stock or does not accept the shares which are tendered in response to the tender offer. The foregoing summary of the Share Exchange Agreements is qualified in its entirety by reference to the Share Exchange Agreements included as Exhibits 3 and 4 to this Schedule 13D and incorporated herein in their entirety by reference.

                           Mr. Peth has entered into a deferred compensation
                  agreement, dated as of July 7, 2000, with BR Holdings (the "Deferred Compensation Agreement"), which provides for the cancellation of all options held by Mr. Peth immediately prior to the effective time of the Merger. That agreement also provides for conditional payments to Mr. Peth if, as and when the surviving corporation in the Merger repays the preferred stock and subordinate debt, if any, issued in exchange for the cash to be used to pay the offer price in the Tender Offer. The Deferred Compensation Agreement is included as Exhibit 8 to this Schedule 13D and incorporated herein in its entirety by reference.

                           As a condition and inducement to the Reporting
                  Persons' willingness to enter into the Share Exchange Agreements and the Option Cancellation Agreement, BAC has entered into employment agreements with the Reporting Persons (the "Employment Agreements") dated as of July 7, 2000 under which, and subject to the conditions set forth therein, if BAC acquires the Issuer, the Reporting Persons will be employed by BAC (which, after the Merger would own and operate the business of the Issuer). The foregoing summary of the Employment Agreements is qualified in its entirety by reference to the Employment Agreements included as Exhibits 5, 6, and 7 to this Schedule 13D and incorporated herein in their entirety by reference.

                  (c) Not applicable.

                  (d) Upon consummation of the Merger, the members of the Board of Directors of BAC will be the members of the Board of Directors of the surviving corporation and will hold office in accordance with the by-laws of the surviving corporation.

                  (e) The Merger Agreement prohibits the Issuer from paying any dividends or making other distributions with regard to its stock or from issuing any shares between the date of the signing of the Merger Agreement and the Effective Time.

                           As a result of the Merger, each share of Issuer
                  Common Stock which is not owned by BAC will become the right to receive $9.25 in cash, or any other price per share paid with regard to the shares tendered in response to the Tender Offer (which may not be less than $9.25 per share) and (b) each share of Issuer Common Stock owned by BAC or its stockholders, including BR Holdings, or by the Issuer or its subsidiaries, will be cancelled and no payment will be made with respect to those shares. In addition, each outstanding option or warrant issued by the Issuer will become the right to receive (i) the amount, if any, by which the Tender Offer price exceeds the exercise price of the option or warrant, times (ii) the number of shares issuable upon exercise of the option or warrant in full.

                  (f) Other than as a result of the Merger described in Item 4(a)-(b) above, not applicable.

                  (g) None.

                  (h) The purchase of the shares tendered in response to the Tender Offer will reduce the number of shares that might otherwise trade publicly and probably will significantly reduce the number of holders of shares, which could adversely affect the liquidity and market value of the remaining shares held by the public. Depending upon the number of shares purchased as a result of the Tender Offer, the shares may no longer meet the standards of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the Nasdaq National Market (the top tier market of the Nasdaq Stock Market), which require that the Issuer have at least 200,000 publicly held shares with a market value of $1 million held by at least 400 holders of shares (or 300 shareholders holding round lots) and have net tangible assets of at least $1 million, $2 million or $4 million depending on profitability levels during the Issuer's four most recent fiscal years. If these standards are not met, the shares might nevertheless continue to be included in the NASD's Nasdaq National Market with quotations published in the Nasdaq "additional list" or in one of the "local lists." However, if the number of holders of shares falls below 300 or the number of publicly held shares falls below 100,000, or if there are not at least two market makers for shares, the shares would no longer qualify for Nasdaq Stock Market reporting, and the Nasdaq Stock Market would cease to provide any quotations. Shares held directly or indirectly by an officer or director of the Issuer, or by a beneficial owner of more than 10% of the shares, ordinarily will not be considered as being publicly held for this purpose. If, as a result of the purchase of shares pursuant to the Tender Offer or otherwise, the shares no longer meet the NASD requirements for continued inclusion on the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, the ability to sell shares could be adversely affected.

                           If the shares no longer meet the requirements for
                  inclusion in any tier of the Nasdaq Stock Market, quotations might or might not still be available from other sources. The extent of the public market, and availability of quotations, for the shares would depend upon the number of holders of shares after the purchase of the shares tendered in response to the Tender Offer, whether securities firms are interested in maintaining a market in the shares, the possible termination of registration under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as described below, and other factors.

                  (i) The shares of the Issuer are currently registered under the Exchange Act. That registration may be terminated upon application of the Issuer to the Securities and Exchange Commission if the shares are not listed on a national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 record holders of the shares. The termination of registration of the shares under the Exchange Act would substantially reduce the information the Issuer would be required to furnish to holders of shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement that the Issuer furnish a proxy statement or information statement in connection with shareholder actions pursuant to Section 14 of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions, no longer applicable to the Issuer. In addition, "affiliates" of the Issuer and persons holding "restricted securities" of the Issuer may be deprived of the ability to dispose of those securities pursuant to Rule 144 under the Securities Act of 1933, as amended. If BAC purchases the shares which are tendered in response to the Tender Offer, the Issuer may seek to cause the Issuer to terminate quotation of the shares on the Nasdaq Stock Market and, if there are fewer than 300 remaining shareholders of record, to apply to terminate the registration of the shares under the Exchange Act. It might do that before the shareholders are asked to vote to approve the Merger (if shareholder approval is required), in which case the Issuer could give the necessary approval of the Merger without the Issuer's sending a proxy statement or an information statement to its shareholders. BAC will seek to cause the Issuer to terminate the registration of the shares under the Exchange Act as soon as practicable after they are no longer quoted on the Nasdaq Stock Market.

                  (j) To Reporting Persons' knowledge, other than described above, none.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Jack W. Peth
                           The number of shares of common stock beneficially
                  owned by Mr. Peth is 442,250 or approximately 7.7% of the issued and outstanding shares of common stock. The shares beneficially owned by Mr. Peth include 431,250 shares of common stock which may be acquired pursuant to options to purchase common stock.

                           The number of shares of common stock as to which Mr.
                  Peth has the sole power to vote or direct the vote, and to dispose or to direct the disposition is 442,250. The number of shares of common stock as to which Mr. Peth shares the power to vote or to direct the vote, and to dispose or to direct the disposition is none.

                           Brian D. McNay
                           The number of shares of common stock beneficially
                  owned by Mr. McNay is 633,390 or approximately 11.9% of the issued and outstanding shares of common stock. The shares beneficially owned by Mr. McNay include no shares of common stock which may be acquired pursuant to options to purchase common stock.

                           The number of shares of common stock as to which Mr.
                  McNay has the sole power to vote or direct the vote, and to dispose or to direct the disposition is 633,390. The number of shares of common stock as to which Mr. McNay shares the power to vote or to direct the vote, and to dispose or to direct the disposition is none.

                           Jeffrey Tuttle
                           The number of shares of common stock beneficially
                  owned by Mr. Tuttle is 960,000 or approximately 18.1% of the issued and outstanding shares of common stock. The shares beneficially owned by Mr. Tuttle include no shares of common stock which may be acquired pursuant to options to purchase common stock.

                           The number of shares of common stock as to which Mr.
                  Tuttle has the sole power to vote or direct the vote, and to dispose or to direct the disposition is 960,000. The number of shares of common stock as to which Mr. Tuttle shares the power to vote or to direct the vote, and to dispose or to direct the disposition is none.

                  (c)      Jack W. Peth
                           Within the past 60 days, Mr. Peth has not effected
                  any transactions in Issuer Common Stock.

                           Brian D. McNay
                           Within the past 60 days, Mr. McNay has not effected
                  any transactions in Issuer Common Stock.

                           Jeffrey Tuttle
                           Within the past 60 days, Mr. Tuttle has not effected
                  any transactions in Issuer Common Stock.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Other than the Share Exchange Agreement, the Merger
                  Agreement, the Employment Agreements, and the Deferred Compensation Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  The following documents are filed as exhibits:

                  1. Joint Filing Agreement dated as of July 10, 2000 among the Reporting Persons.

                  2. Plan and Agreement of Merger, dated as of July 7, 2000 between Business Resource Group and BRG Acquisition Corporation.

                  3. Share Exchange Agreement, dated as of July 7, 2000 between Brian D. McNay and BR Holdings, LLC.

                  4. Share Exchange Agreement, dated as of July 7, 2000 between Jeffrey Tuttle and BR Holdings, LLC.

                  5. Employment Agreement, dated as of July 7, 2000 by and between Jack W. Peth and BRG Acquisition Corporation.

                  6. Employment Agreement, dated as of July 7, 2000, by and between Brian D. McNay and BRG Acquisition Corporation.

                  7. Employment Agreement, dated as of July 7, 2000, by and between Jeffrey Tuttle and BRG Acquisition Corporation.

                  8. Form of Deferred Compensation Agreement, dated as of July 7, 2000, by and between BR Holdings LLC and Jack Peth.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2000


                                                By:  /s/ JACK W. PETH
                                                     ---------------------------
                                                     Jack W. Peth


                                                By:  /s/ BRIAN D. MCNAY
                                                     ---------------------------
                                                       Brian D. McNay


                                                By:  /s/ JEFFREY TUTTLE
                                                     ---------------------------
                                                       Jeffrey Tuttle

                                  EXHIBIT INDEX

Exhibit           Description of Exhibit
-------           ----------------------

1.                Joint Filing Agreement dated as of July 10, 2000 among the
                  Reporting Persons.

2. Plan and Agreement of Merger, dated as of July 7, 2000 between Business Resource Group and BRG Acquisition Corporation.

3. Share Exchange Agreement, dated as of July 7, 2000 between Brian D. McNay and BR Holdings, LLC.

4. Share Exchange Agreement, dated as of July 7, 2000 between Jeffrey Tuttle and BR Holdings, LLC.

5. Employment Agreement, dated as of July 7, 2000 by and between Jack W. Peth and BRG Acquisition Corporation.

6. Employment Agreement, dated as of July 7, 2000, by and between Brian D. McNay and BRG Acquisition Corporation.

7. Employment Agreement, dated as of July 7, 2000, by and between Jeffrey Tuttle and BRG Acquisition Corporation.

8. Deferred Compensation Agreement, dated as of July 7, 2000, by and between BR Holdings LLC and Jack Peth.